SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated October 26, 2009 regarding “Jan Frykhammar appointed CFO of Ericsson as of November 1, 2009.”

October 26, 2009 PRESS RELEASE

Jan Frykhammar appointed CFO of Ericsson as of November 1, 2009

Ericsson’s (NASDAQ:ERIC) in-coming CEO Hans Vestberg has appointed Jan Frykhammar CFO of November 1, 2009. Frykhammar will also become Executive Vice President as of January 1, 2010. Jan Frykhammar is currently head of business unit Global Services and Senior Vice President.

Jan Frykhammar joined Ericsson in 1991 after he had earned a Bachelor of Business Administration and a degree in Economics at the University of Uppsala, Sweden. He has held various managerial positions in Ericsson as well as with Ericsson Mobile Phones. Frykhammar was appointed Senior Vice President and head of business unit Global Services as of January 1, 2008. He will remain as head of business unit Global Services until a successor has been appointed.

Hans Vestberg says; “The search process has been thorough and I have met a number of external as well as internal candidates, non-Swedes and Swedes. Jan Frykhammar has a documented experience of the telecom industry as well as excellent managerial skills. He has also held various positions in Ericsson and has a deep knowledge about our business. After the careful selection process, he came out as the number one candidate and I am happy to welcome him in his new role in the group management team.”

Jan Frykhammar was born 1965. He is married and has three children.

Hans Vestberg will take on the position as President and CEO as of January 1, 2010. He is replacing Carl-Henric Svanberg who will take on the position as Chairman of BP as of January 1, 2010.

Notes to editors:

Jan Frykhammar’s bio and photos are available on

http://www.ericsson.com/ericsson/corpinfo/management/jan_frykhammar.shtml

Announcement of Hans Vestberg’s appointment as President and CEO

http://www.ericsson.com/ericsson/press/releases/20090625-1324827.shtml

Ericsson’s multimedia content is available at the broadcast room: www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

www.ericsson.com

www.ericsson.mobi

www.twitter.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations
Phone: +46 10 719 69 92
E-mail: press.relations@ericsson.com

Ericsson Investor Relations
Phone: +46 10 719 00 00
E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 26, 2009, at 08.00am CET.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 26, 2009